UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 6

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company)

AMCOL INTERNATIONAL CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended by Amendment No. 1 thereto filed with the SEC on February 25, 2014, Amendment No. 2 thereto filed with the SEC on February 27, 2014, Amendment No. 3 thereto filed with the SEC on March 4, 2014, Amendment No. 4 thereto filed with the SEC on March 5, 2014 and Amendment No. 5 thereto filed with the SEC on March 7, 2014 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by AMCOL International Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Imerys Minerals Delaware, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Imerys SA (“Parent” or “Imerys”), a corporation organized under the laws of France, disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on February 20, 2014, Amendment No. 1 thereto filed with the SEC on February 27, 2014 and Amendment No. 2 thereto filed with the SEC on March 5, 2014 (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), pursuant to which Purchaser has offered to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”), at a price of $45.25 per Share, net to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser, dated February 20, 2014 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

Termination of the Third Amended Merger Agreement

On March 8, 2014, the Company, Parent and Purchaser executed Amendment No. 3 to Agreement and Plan of Merger (together with the Second Amended Merger Agreement, the “Third Amended Merger Agreement”), a copy of which is filed as Exhibit (e)(17) hereto and incorporated herein by reference.

On March 10, 2014, the Company terminated the Third Amended Merger Agreement and paid a termination fee of $39,000,000 to Purchaser.

On March 10, 2014, the Company and MTI issued a joint press release announcing their entry into a merger agreement among the Company, MTI and MA Acquisition Inc., a wholly owned subsidiary of MTI. The press release is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(K)	Press Release issued by the Company and MTI on March 10, 2014 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on March 10, 2014).

(e)(17)	Amendment No. 3 to Agreement and Plan of Merger, dated March 8, 2014, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit 2.2 to the Company’s Form 8-K filed with the SEC on March 10, 2014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Ryan F. McKendrick
Ryan F. McKendrick
President and Chief Executive Officer

March 10, 2014